SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM estimates growth between 8% to 11% on the demand for domestic flights in 2012

Company targets efforts to increase the load factor of its flights and improvement in the profitability and efficiency of operations

São Paulo, January 31, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) We estimate a growth of 8% to 11% on the demand for domestic flights in the Brazilian market in 2012. The commercial aviation segment will remain heated this year, in line with the increase in the Brazilian Gross Domestic Product (GDP) and the arrival of new passengers, who will continue to migrate to airplane trips.

“We believe in a strong and growing market in 2012. We will focus our efforts to increasing the company’s profitability, continuing the yield (unit price paid per passenger per kilometer flown) recovery started on the second half of last year. We will keep a strict cost control, avoid overcapacity  and expand revenues with better load factors,” states Líbano Barroso, president of TAM Linhas Aéreas.

We do not expect to open new routes in 2012, but will work for consolidating and increasing the load factor on existing flights and increase frequencies in some international routes. We expect closing the year with an average load factor of 72% to 74% on the domestic segment and 83% to 85% in the international segment. It is worth highlighting that, in 2011, we reported the best load factor rates of our history in international routes, of 81.4%.

Trips from and to Brazil will remain highly demanded this year, especially due to the country’s good momentum in the global economy. In the domestic market, the expansion in the number of passengers which started a couple of years ago will continue. To capture this demand we continue investing in our project to meet all market segments, particularly the retail.

The seat capacity growth shall increase between zero to 2% in 2012 in domestic market and 1% to 3% in the international. Besides to the revison in our fleet plan announced in august 2011,  we conducted a new change in our fleet plan, and will end 2012 with 157 aircraft, instead of 159.

In August 2011, we have changed our narrow body fleet plan for 2012 from an increase of four aircraft to maintain the same number in 2011 (127 aircraft). Now, we will make a reduction of other three aircraft, ending the year with a domestic fleet of 124 aircraft.

Nevertheless, the domestic fleet will be renewed in 10% with the arrival of 13 new Airbus A320 family, maintaining a low average age of aircraft. For the international market, we will receive four Boeing 777 and an Airbus A330 that would be returned in 2012 will continue in the fleet. Timely, we will announce the routes that these aircraft will operate. It is worth mentioning that there will not be new destinations, but increased frequency in existing routes.

The estimates for 2012 will be followed up on periodically and, in case of considerable changes in the market, macroeconomic or internal conditions, reviews in the indicators forecasted will be conducted and informed to the market.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41, 0 % in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance -- the biggest airline alliance in the world since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.